UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to Intelsat Jackson Holdings S.A.’s Senior Secured Credit Agreement

On December 12, 2017 (the “Effective Date”), Intelsat S.A.’s (the “Company”) wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), entered into an Amendment No. 4 (the “Amendment No. 4”), among Intelsat Jackson, Intelsat Connect Finance S.A., the lenders party thereto and Bank of America, N.A., as administrative agent, amending its senior secured Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment No. 4 and as otherwise amended, restated, supplemented or otherwise modified from time to time, the “Amended Credit Agreement”), which governs its approximately $3.1 billion senior secured term loan facility (the “Term Loans”). Under the Amended Credit Agreement, among other things, (i) Intelsat Jackson is permitted to establish one or more series of additional incremental term loan tranches if the proceeds thereof are used to refinance an existing tranche of Term Loans and (ii) in the event that the lenders holding any Tranche B-2 Term Loans (as defined in the Amended Credit Agreement) agree to extend the maturity of such Tranche B-2 Term Loans in the future and the interest rate margin applicable to such Extended Tranche B-2 Term Loans (as defined in the Amended Credit Agreement) is more than 50 basis points higher than the interest rate margin applicable for the Tranche B-3 Term Loans (as defined in the Amended Credit Agreement), then the interest rate margin applicable to the Tranche B-3 Term Loans will be automatically increased to be only 50 basis points lower than the interest rate margin for the Extended Tranche B-2 Term Loans.

The foregoing summary of the Amendment No. 4 is not complete and is qualified in its entirety by reference to the Amendment No. 4, a copy of which is attached hereto and is incorporated herein by reference.

(d) Exhibits.

Exhibit Number	Description

99.1	Amendment No. 4, dated as of December 12, 2017, among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., Bank of America, N.A., as administrative agent, and the lenders party thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: December 12, 2017	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amendment No. 4, dated as of December 12, 2017, among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., Bank of America, N.A., as administrative agent, and the lenders party thereto